Kathryn A. Lawrence Direct Dial: 804.525.1790 Direct Fax: 804.525.1885 klawrence@kv-legal.com

April 9, 2013

VIA COURIER

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-11
Commission File No. 333-184006

Dear Ms. Gowetski:

Attached as a courtesy are two (2) copies of the above-referenced filing, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2013, along with two (2) marked copies against Amendment No. 3 to the Registration Statement on Form S-11 filed with the SEC on April 2, 2013.

This Amendment No. 4 reflects the Company’s entry into a Membership Interest Purchase Agreement with respect to the disposition of the Company’s interest in The Estates at Perimeter property in Augusta, Georgia, and the attachment of Exhibit 5.1 (Opinion of Counsel) and Exhibit 8.1 (Opinion of Counsel as to Tax Matters) and related consents.

If you should have any questions about this filing or require any further information, please call me at (804) 525-1790.

Very truly yours,

/s/ Kathryn A. Lawrence

Kathryn A. Lawrence

Enclosures

cc:	Michael L. Konig, Esq. (via e-mail w/out encls.)

Richard P. Cunningham, Esq. (via e-mail w/out encls.)

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